Exhibit 99.1

Nano Dimension Announces Closing of Markforged Acquisition

Company Gains Strong Foothold in Metal and Composite Manufacturing Solutions for Manufacturing Floors and Takes Leap Forward in AI-Enhanced Manufacturing

Markforged’s CFO Joins Nano Dimension as Combined Company CFO

Waltham, Massachusetts – April 25, 2025 – Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension” or the “Company”), a leader in Digital Manufacturing solutions, today announced the completion of its acquisition of Markforged Holding Corporation (NYSE: MKFG) (“Markforged”), proving the Company a strong foothold in metal and composite manufacturing solutions and a leap forward in AI-enhanced manufacturing. The transaction, valued at $116 million or $5.00 per share, was finalized following necessary regulatory approvals and satisfaction of customary closing conditions.

Mr. Ofir Baharav, Chief Executive Officer of Nano Dimension, commented: “Nano Dimension remains firmly committed to its vision: building a preeminent digital manufacturing leader. Completing the Markforged acquisition is a major milestone in fulfilling that vision. With proven metal and composite solutions that tightly integrate hardware, cloud-based AI-enhanced software, and materials science, Markforged has played a critical role in manufacturing on factory floors worldwide. Its install base of over 15,000 systems across leading industrial customers can serve as a strong platform for expanding Nano Dimension’s reach. While Markforged solutions have achieved nearly 50% gross margin, we will continue to take clear, decisive steps to drive profitability and strengthen our capital position in the quarters ahead.”

Accelerating Leadership in Production Line Manufacturing

With this acquisition, Nano Dimension significantly enhances its position in the design-to-manufacturing of high-performance, high-value metal and composite parts directly where they matter most - on the manufacturing floor. Markforged is a leader not only in exceptional manufacturing systems and materials science, but also in cloud-based services and machine learning based AI manufacturing. AI enhancements uniquely address a critical manufacturing imperative: the precise and consistent replication of designed parts on the production line. Nano Dimension is committed to rapidly integrating and deploying these cutting-edge capabilities across its extensive portfolio of digital manufacturing solutions.

Markforged’s 15,000+ systems are deployed at global leaders across key industries including aerospace & defense, automotive, consumer electronics, industrial automation, and medical technology, along with government organizations. Their premium solutions have become critical for rapid manufacturing, re-shoring, supply chain resilience, IP security, and sustainability.

In 2024, Markforged generated over $85 million in annual revenue with non-GAAP gross margins of approximately 50%.

Leadership’s Continued Focus

As announced on March 26, 2025, Nano Dimension launched a comprehensive strategic assessment, with a particular focus on its core business and recent acquisitions. This effort reflects our commitment to delivering shareholder value through a strategy centered on:

●	Maintaining Financial Strength: Ensure a robust capital base.

●	Driving Profitable Growth: Focus on products and services based on innovative technology with a growth outlook that can deliver financial results.

●	Growing Margins: Achieve economic efficiencies in manufacturing, operations, supply chains and information systems.

●	Building Indispensable Customer Partnerships: Deliver solutions that make Nano Dimension a critical manufacturing partner.

Appointment of New Chief Financial Officer

Assaf Zipori, who has been Chief Financial Officer of Markforged, was appointed as Nano Dimension’s new Chief Financial Officer on April 24, 2025.

About Nano Dimension

Driven by strong trends in onshoring, national security, and increasing product customization, Nano Dimension (Nasdaq: NNDM) delivers advanced Digital Manufacturing technologies to the defense, aerospace, automotive, electronics, and medical devices industries, enabling rapid deployment of high-mix, low-volume production with IP security and sustainable manufacturing practices.

For more information, please visit https://www.nano-di.com/.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements regarding Nano’s future growth, strategic plan and value to shareholders, and all other statements other than statements of historical fact that address activities, events or developments that Nano intends, expects, projects, believes or anticipates will or may occur in the future. Such statements, which include Nano Dimension’s expectations regarding the synergies and potential for growth resulting from the Markforged acquisition, and Nano’s ability to achieve profitability and strengthen its capital position, are based on management’s beliefs and assumptions made based on information currently available to management. These forward-looking statements involve known and unknown risks and uncertainties, which may cause the Company’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions, estimates and uncertainties that are difficult to predict. Because such statements deal with future events and are based on the current expectations of Nano, they are subject to various risks and uncertainties. The forward-looking statements contained or implied in this communication are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano’s annual report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on March 21, 2024, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this communication.

Investors: Moshe Rozenbaum, VP Corporate Development | ir@nano-di.com
Media: NanoDimension@feintuchpr.com